 Exhibit 99.1

First Mining Announces 2025 First Quarter Financial Results and Operating Highlights

VANCOUVER, BC, May 14, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its first quarter financial results for the quarter ended March 31, 2025. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"We are pleased to announce a successful start to the fiscal year where we were able to bring forward a US$5 million payment through the continued endorsement of First Majestic Silver," stated Dan Wilton, CEO of First Mining. "We continue to make significant progress on the permitting front at our Springpole Gold Project and continue to demonstrate exploration potential at Duparquet with the recently announced exploration program. With gold prices trending higher, we believe our key projects and asset portfolio are well-positioned to provide maximum leverage to a strong gold price environment."

Q1 2025 Highlights:

  On January 20, 2025, the Company announced new drilling results from the 2024 Phase 3 diamond drilling program at the Duparquet Gold Project. The Company identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered "Miroir Zone" located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. A second discovery, the "Aiguille Zone", occurred south of the Valentre target, returning 8.99 g/t Au over 3.1 m.
  On February 12, 2025, the Company announced drilling results from the 2024 East Extension Phase 1 diamond drilling program at its Springpole Gold Project Phase 1 diamond drilling program. The East Extension Phase 1 exploration drilling program comprised 5 holes for a total of 2,293 m and was successful in returning significant widths of continuous mineralization in an underexplored area of the Project located within the current PFS open-pit development footprint.
  On March 5, 2025, the Company announced the largest exploration drill program undertaken at the Duparquet Gold Project since acquiring full ownership in 2022. The Company aims to complete an approximate 18,000 m of exploration drilling this year, focusing on advancing priority targets that are aligned to resource growth potential and further unlocking a regional gold endowment supportive of future development optionality.
  On March 28, 2025, the Company announced that it received the final payment of US$5 million from First Majestic Silver Corp. in connection with the Silver Stream Purchase Agreement that First Majestic has with the Company's Springpole Gold Project. The parties entered into an amending agreement to the Silver Stream Purchase Agreement on March 13, 2025 to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement, such that the payment would be for US$5 million in cash.
  As of March 31, 2025, the Company had cash and marketable securities of $11.7 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 14-MAY-25